Independent Auditors Consent


The Board of Trustees and Shareholders
ElderTrust:

We consent to the incorporation by reference in the registration statement on Form S-8 of ElderTrust of our report dated January 27, 2003, except as to Note 8, which is as of March 13, 2003, with respect to the consolidated balance sheets of ElderTrust and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule, which report appears in the annual report on Form 10-K of ElderTrust.

Our report refers to the adoption by ElderTrust of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or
Disposal of Long-Lived Assets in 2002.




McLean, Virginia
June 11, 2003